UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-255069

NOBLE FINANCE COMPANY

(Exact name of registrant as specified in its charter)

SEE TABLE OF ADDITIONAL REGISTRANTS

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

(281) 276-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11%/ 13%/ 15% Senior Secured PIK Toggle Notes due 2028 of Noble Finance Company

(and the guarantees thereof by the Additional Registrants)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 71

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Additional Registrant as Specified in its Charter*	State or Other Jurisdiction of Incorporation or Organization
Bully 1 (Switzerland) GmbH**	Switzerland
Noble BD LLC	Delaware
Noble Cayman SCS Holding Ltd	Cayman Islands
Noble Contracting II GmbH**	Switzerland
Noble Drilling (Guyana) Inc.***	Guyana
Noble Drilling (Norway) AS†	Norway
Noble Drilling (TVL) Ltd.	Cayman Islands
Noble Drilling (U.S.) LLC	Delaware
Noble Drilling Doha LLC‡	Doha, Qatar
Noble Drilling International GmbH**	Switzerland
Noble Drilling Services LLC (f/k/a Noble Drilling Services Inc.)	Delaware
Noble DT LLC	Delaware
Noble International Finance Company	Cayman Islands
Noble Leasing (Switzerland) GmbH**	Switzerland
Noble Leasing III (Switzerland) GmbH**	Switzerland
Noble Resources Limited	Cayman Islands
Noble Rig Holding 2 Limited	Cayman Islands
Noble Rig Holding I Limited	Cayman Islands
Noble SA Limited	Cayman Islands
Noble Services Company LLC	Delaware
Noble Services International Limited	Cayman Islands
Pacific Drilling S.A.+	Luxembourg

*

Each additional registrant is a wholly-owned direct or indirect subsidiary of Noble Finance Company. Unless otherwise indicated, the address, including zip code, and telephone number, including area code, of each additional registrant’s principal executive offices is 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478, telephone (281) 276-6100.

**	The address, including zip code, of such registrant’s principal executive offices is Dorfstrasse 19a, Baar Switzerland 6340.
***	The address, including zip code, of such registrant’s principal executive offices is 63 Hadfield & Cross Streets, Werk-en Rust, Georgetown, Demerara, Guyana.
†	The address, including zip code, of such registrant’s principal executive offices is Hinna Park Jåttåvågveien 7, Bygg B, PO Box 370, Stavanger, Norway 4067.
‡	The address, including zip code, of such registrant’s principal executive offices is Salam Globex Business Center, The Gate- Tower II, Office 807, 8th Level, PO Box 14023, West Bay, Doha, Qatar.
+	The address, including zip code, of such registrant’s principal executive offices is 25B, Boulevard Royal, 2449 Luxembourg, Grand Duchy of Luxembourg.

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: March 9, 2023

NOBLE FINANCE COMPANY

By:	/s/ Robert W. Eifler
Robert W. Eifler
President and Chief Executive Officer

NOBLE DRILLING (U.S.) LLC

By: Noble NDUS UK Ltd, its member

By:	/s/ Bruce Boyle
Bruce Boyle
Director

NOBLE SERVICES COMPANY LLC

By: Noble Drilling (U.S.) LLC, its member

By:	/s/ Blake A. Denton
Blake A. Denton
President

BULLY 1 (SWITZERLAND) GMBH
NOBLE CONTRACTING II GMBH
NOBLE DRILLING INTERNATIONAL GMBH
NOBLE LEASING (SWITZERLAND) GMBH
NOBLE LEASING III (SWITZERLAND) GMBH

By:	/s/ Slavica Schroeder
Slavica Schroeder
Managing Officer

NOBLE DRILLING (NORWAY) AS

By:	/s/ David M.J. Dujacquier
David M.J. Dujacquier
General Manager and Director

PACIFIC DRILLING S.A.

By:	/s/ David M.J. Dujacquier
David M.J. Dujacquier
Day-to-Day Manager and Director

NOBLE BD LLC

By: Noble NBD Cayman LP, its member

By: Noble NBD GP Holding, its general partner

By:	/s/ Brad A. Baldwin
Brad A. Baldwin
President and Secretary

NOBLE DRILLING SERVICES LLC

By: NDSI Holding Limited, its member

By:	/s/ Brad A. Baldwin
Brad A. Baldwin
President and Secretary

NOBLE DT LLC

By: Noble Boudreaux Limited, its member

By:	/s/ Brad A. Baldwin
Brad A. Baldwin
President and Secretary

NOBLE CAYMAN SCS HOLDING LTD
NOBLE DRILLING (TVL) LTD.
NOBLE INTERNATIONAL FINANCE COMPANY
NOBLE RESOURCES LIMITED
NOBLE RIG HOLDING 2 LIMITED
NOBLE RIG HOLDING I LIMITED
NOBLE SA LIMITED
NOBLE SERVICES INTERNATIONAL LIMITED

By:	/s/ Brad A. Baldwin
Brad A. Baldwin
President, Secretary and Director

NOBLE DRILLING (GUYANA) INC.

By:	/s/ Brad A. Baldwin
Brad A. Baldwin
Director

NOBLE DRILLING DOHA LLC

By:	/s/ Brad A. Baldwin
Brad A. Baldwin
Manager